Exhibit 99.1

Brookfield Renewable Partners

PRESS RELEASE
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD RENEWABLE TO ISSUE CDN$200 MILLION OF PREFERRED UNITS

BROOKFIELD, News, February 7, 2017 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that it has agreed to issue 8,000,000 Cumulative Minimum Rate Reset Class A Preferred Limited Partnership Units, Series 11 (the “Series 11 Preferred Units”) on a bought deal basis to a syndicate of underwriters led by TD Securities Inc., CIBC Capital Markets, RBC Capital Markets and Scotiabank for distribution to the public. The Series 11 Preferred Units will be issued at a price of $25.00 per unit, for gross proceeds of $200,000,000.

Holders of the Series 11 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution yielding 5.00% annually for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%. The Series 11 Preferred Units are redeemable on April 30, 2022 and on each Series 11 Reclassification Date (as defined below) thereafter.

Holders of the Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Cumulative Floating Rate Reset Class A Preferred Limited Partnership Units, Series 12 (“Series 12 Preferred Units”), subject to certain conditions, on April 30, 2022 and on April 30 every 5 years thereafter (each a “Series 11 Reclassification Date”). Holders of Series 12 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.82%.

Brookfield Renewable has granted the underwriters an option, exercisable until 48 hours prior to closing, to purchase up to an additional 2,000,000 Series 11 Preferred Units which, if exercised, would increase the gross offering size to $250,000,000.

The Series 11 Preferred Units will be offered in all provinces and territories of Canada by way of a supplement to Brookfield Renewable’s existing Canadian short form base shelf prospectus. The Series 11 Preferred Units may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Brookfield Renewable intends to use the net proceeds of the issue of Series 11 Preferred Units to repay indebtedness and for general corporate purposes. The offering of Series 11 Preferred Units is expected to close on or about February 14, 2017.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Renewable Partners
Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with US$250 billion of assets under management.

For more information, please contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.

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